Filed by Federated Department Stores, Inc.
Commission File No. 001-13536
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The May Department Stores Company
Commission File No. 001-00079

Federated Department Stores, Inc.

February 28, 2005
11:00 A.M. EST
Press Conference Call

CALL PARTICIPANTS:
•	Terry Lundgren	Federated Department Stores, Chairman, President and CEO

•	John Edwards	Analyst

PRESENTATION:

Terry Lundgren: This is a very important day for Federated and I think for the shareholders of May Company and ourselves.

As you know, we announced today an $11 billion equity value acquisition of May Company, plus the assumption of approximately $6 billion in debt for a total consideration of $17 billion. Before taking your questions, that I’m going to be glad to do, I’m going to talk a little bit about our companies and about the retail sector in general.

As you well know, we’re a very competitive business, very challenging, very competitive industry. At Federated, we face pressures from every level of retail, from discount to moderate to luxury, all of them compete with us. There is traditional department store competition, competition from new or non-traditional players on the mall, off the mall, just about everybody competes for our customers.

Against this backdrop, we are today creating a new national retail player, one that is better positioned to compete than either company would have been standing alone. Federated and May together have a lot to offer. We’re both well run, profitable companies. We have a good geographic fix. We have complimentary strengths in cost management and in merchandising.

We’re expecting to get Cox synergies from the transaction in the neighborhood of about $450 million in 2007, the second year – second full year of operation and we’ll see substantial sales synergies as well because we’re going to fly and marry the best practices of both companies.

Ultimately, the winner here will be the customer because we’re going to improve the shopping experience. Here’s a few facts and figures. With this acquisition, Federated gains the presence in 15 new states not currently in. Most of them are in the Heartland of America.

We’ll add new retail markets in Chicago, Denver, Minneapolis, St. Louis, and we barely have a presence in Texas, and obviously May is very strong in that market. Upon closing, Federated will operate more than 950 stores and approximately 700 bridal and formalwear stores, who will operate in most states across the country, plus Washington, D.C., Guam and Puerto Rico.

We will cover 64 of the top 65 markets in the United States, meaning with populations in excess of one million people. And while together we will cover the top markets, there is really not a significant overlap among our locations; thus, with the addition of the center of the country, Federated will now have coast-to-coast coverage becoming a national operation in the true sense of the word.

On a pro forma basis, Federated will have revenues annually of about $30 billion, and that’s quite a leap forward on the Fortune 500. We’re currently ranked 134th on that list, and upon closing, judging by the 2004 listing, we would be approaching the top 50. The acquisition more or less doubles the size of both our stores and our revenue.

This enables us to better leverage the many parts of our business ranging from marketing to private brand development to systems. But increased scale is not the only benefit. We can take the best of both Federated and May and improve our offerings to our customers.

The basis for our plans going forward will be to apply our four priority strategy that we’ve developed at Macy’s and apply it across the current and newly-acquired stores. These four priorities involve differentiating and editing our assortments, simplifying our pricing, reinventing our stores with initiatives with wider aisles, better signage, improved fitting rooms and other facilities, and running nationwide marketing that is top of class.

As you know, we have also had considerable success in developing our own private brands and we are expecting to start realizing definitives from the home centralization later on this year. The results of the reinvent strategy evidenced in our financial performance with above planned performance in both revenue and operating income was evidenced in fiscal 2004.

The momentum that we’re creating at Federated doesn’t end with the acquisition of May, rather it really begins there, making up the larger company with greater coverage and better assortments. In many ways, today sets us on a broader mission of reinventing the department store in the United States, to applying our proven formula against a much larger base of stores to compete more effectively.

There are challenges to be sure and we are candid about what those challenges might be. There will be integration headaches, both anticipated and unforeseen, and we must minimize distractions to our senior managers and execute our integration plan on a timely basis.

The May transaction is subject to both regulatory and shareholders’ approval and thus, many decisions have not yet been made. However, what we can say early on in this juncture is that we will merge May’s St. Louis corporate headquarter functions into our Cincinnati and New York central corporate functions beginning this year.

Going forward, our intention is to make St. Louis the headquarters for one of the major operating divisions and take advantage of what we know has their considerable pool of strong count for their company in that particular market of St. Louis.

Although no main changes would be made before 2006, you can also say that we are likely to change the names of many of the acquired May Department Stores to the name either Macy’s and in some cases, Bloomingdale’s. American shoppers love brands and our name is – and our intent is clearly to have a national brand name.

We have already renamed many of our own stores by adding the hyphenation to the Macy’s name and on this Sunday, March 6th, we will change the names across the country to the names, either Macy’s or Bloomingdale’s, within the Federated structure. That all takes place in the next few days. The acquisition of May brings us many benefits in terms of operations and marketing.

We will be able to run ads nationally and operate our cause-related marketing programs under one brand name. Shoppers will be able to use their credit card and their electronic gift cards in all of our stores across the country. We will also be able to expand our bridal and gift registration programs and our customer loyalty programs on a national basis.

Ultimately, our shoppers will win. One of our first initiatives will be to have a style-out in which we compare Federated private brands to that of the May Company and may the best merchandise win. The efficiencies created by the integration will translate into cost savings for our shoppers.

As we have detailed in this morning’s press release, the acquisition creates value for both the Federated and the May shareholders. We foresee the acquisition turning accretive (inaudible) 2007, offering greater earnings potential over the long term, more so than Federated would have today.

And shareholders will benefit from our $1 dividend that this company is prepared to begin paying upon closing. So now I’d just like to summarize the importance of this acquisition with the following five points. (1) Scale and synergies. Through this acquisition, we gain both better cost efficiencies and higher scales potential. (2) Geographic coverage.

By adding the Heartland, we will span the country for the first time and have truly a national presence. (3) Extending our successful formula. We’re using our four priority strategy to reinvent the department stores now for the United States. (4) Offering value to shoppers. We can offer better assortments, realize cost efficiencies, and ultimately pass on these savings to our customers.

(5) Shareholder value to both companies where we’re definitely creating greater long-term earning potential for Federated, generating a premium for May shareholders and offering a higher dividend. I thank you for coming this morning. I am bearing witness to the first step of the creation of this new national retail player.

And now I’d be more than happy to take any of your questions. Who’s first?

QUESTION AND ANSWERS:

John Edwards: I’m John Edwards (ph) (inaudible). What’s going to happen to the credit card division (inaudible)?

Terry Lundgren: John, we had a (inaudible) included, but I will tell you this. What we will do is we will do the same thing for whatever decision that we reach and one decision may very well be that we’ll keep it, we’ll buy it back from – the portfolio back from GE, who now operates our credit card business.

And another is that we’ve got very interested bidders for that business and if we choose to sell some portion of it, it would be the same strategy for the May portfolio as it would be for the Federated. But we’re in the process of making that decision and the decision has not been made yet. Yes? Pardon me?

Unidentified Audience Member: (off-mic).

Terry Lundgren: Yes. There really isn’t all that much overlap and we successfully operate today in places where I think people assume there’s overlap. And I think what we need to do is get through that process.

We’re quite experienced at this, at having acquired Macy’s and we had Abraham & Strauss in this market, and obviously, the Broadway in California, so we have experience with this subject and we’ll work very closely with the regulators to ultimately do the right thing. But we really don’t see that there is all that much overlap, especially considering that we have over 950 stores across the country. Yes?

Unidentified Audience Member: (inaudible), do you expect that you’ll close stores in the D.C. area (inaudible) Macy’s? And then the other question would be, in the areas where you do have overlap, how many stores do you think you’ll have to close and do you expect significant (inaudible) from regulators on this?

Terry Lundgren: Well, there’s always great (inaudible). We always come to the right answers and so I’m not going to try and guess what the regulators are going to do and you shouldn’t either. What you should do is let us get through the process and know that we’ll end up in the right place.

And as far as specific markets, you know, I’d have to go around the room and talk about every single market. All I can tell you is that the name of Macy’s is a fantastic national name and where it makes sense to keep other market in it, we will certainly do that. We never make these decisions from the hip.

You know, all these decisions that we’ve made in the past about our own great brand names that we’ve had were all done after a lot of market research from customers. And they told us ultimately what the right answer was.

And so, we will continue to do that, take that approach with these department store names, but my guess is – my guess is that the customers in many markets, maybe not all, many markets, will tell us that the power of a Macy’s brand is worth our consideration. And so that’s why I’m fairly confident in saying that certainly some of these names, if not most of these, like current regional stores, would have the possibility of becoming a Macy’s or a Bloomingdale’s.

Yes? On the end?

Unidentified Audience Member: (inaudible) you guys (inaudible) and what their responses are going to be?

Terry Lundgren: We’ve had some from the mall owners and the only response that I have heard from our real estate people has been positive and supportive. And even some of the things that I’ve written, where they’ve had consolidation in the past and they’ve been able to change some of that vacated space into GLA, gross (inaudible) area for the mall, it’s actually turned out better in many cases for the malls themselves.

So, so far the response from the mall owners that either I’ve heard from our real estate people or read about has been positive. Yes?

Unidentified Audience Member: A question about (inaudible) operations (inaudible)?

Terry Lundgren: You know, I’ve admired May Company for a long time, particularly on the operating side of the business. There are certain things clearly that they do better than we have, and I’ve always scratched my head about why we can’t operate on the same efficient level in certain categories, not all, but in certain categories of the expense ledger.

And I want to take the time to get into the details to understand how they make their decisions for these, on the financial side of the business, and see if we can’t apply those best practices to our own company. And I would imagine that there are things that we do better that will also benefit May, but we’re going to scrutinize each other and try to figure out a best practice for the combined company. David?

Unidentified Audience Member: (off-mic)

Terry Lundgren: Yes. Very similar to how it’s worked with our own situation. You know, one of the things that has been I think different for our company and very successful for our company is we don’t look at our stores as just, you know, creating a vanilla store open (ph) for 950 stores. I mean, we really look at individual store opportunities.

We have what we call a planner distributor organization. This is something that May said that they would like to do and they’d like to begin to build, but they don’t have it today. They haven’t been operating with a planner distributor organization, where our buyers do. Our buyers go to market and we’ve created a concept that we call (inaudible) merchandising and our buyers go to market and buy for customers.

And if it’s just a traditional store, they’re buying for Catherine (ph), and if it’s a (inaudible) traditional store, they’re buying for Erin (ph). And we have Catherine, Julie, Erin and Alex representing different lifestyles of our consumer and we send our buyers to market thinking that they’re buying for these specific target customers.

And we have the male version of these customers as well, traditional, (inaudible) traditional, contemporary and the fashion customer. And so then our planning distributor organizations get the merchandise content and distributes it geared towards the local consumer in that store. This is not done on a national scale basis. This is a competitive advantage for Federated Department Stores.

And we’re just getting going on that stuff and now to be able to apply this to the May Stores we think is an absolute win because it’s responsive to the local customer. So we’re actually very excited about the potential of being locally responsive to that consumer.

Let me get over to the other side of the room. Yes?

Unidentified Audience Member: (off-mic)

Terry Lundgren: Yes. Well, first of all, you have to start out by saying the combined company gets $30 billion, so some people are going to these stores. So I want to just make it clear that this is not something where customers aren’t shopping. That’s one.

But the key for us is always about growth. How are we going to grow? And just changing the name definitely doesn’t do it.

But it does present an opportunity because what the opportunity is, is marketing, and we’ve never been able to nationally market before. We have too many holes in this country where we’d be running advertising and there would be no store for customers to respond to. So now we have that opportunity. Now we can be on the networks.

Now we can be on the big programs, both electronically as well as national newspaper media, and so we feel very, very good about the potential to market these brands once they do convert. But it always starts with the products and particularly the products locally responsive to that particular customer. Yes?

Unidentified Audience Member: (inaudible) you said (inaudible) growth (inaudible) 500 (inaudible) between (inaudible)?

Terry Lundgren: No, good question. The private brand business is very important at Federated. It has for the last several years outpaced the market products in terms of its growth rate.

It’s now 17.4% of Federated’s business. I think it’s about 13, a much smaller percentage of May’s business, but nonetheless, they have good private brands and we will do this style out program where we will compare their private brands and our private brands and ultimately try to come up with an overall strategy that go best at all of our stores. And we’ll continue to grow this business.

I mean, as I said, we treat, you know, some people treat this business like private labels and we have labels too, but we also have private brands. And we have brands like Inc (ph) and Charter’s Club (ph) and Alfonti (ph) and the (inaudible) collection in home furnishings, that’s been so strong.

These brands are just that. I mean, consumers see an environment just like you’d see built for Ralph Lauren. They see a sales person wearing the clothes. They see advertising in national magazines for Inc (ph) and Charter Club and so we treat these brands very, very special.

Again, that’s going to be an advantage that the May customers have not seen in their stores. That’s different and we think that’s additive to sales. Yes?

Unidentified Audience Member: (inaudible) how many (inaudible)?

Terry Lundgren: Well, we really don’t. I mean, we obviously have studied this, we’ve looked and we’ve been advised and all of this, but ultimately, the regulators decide that and we’ll work with them. But you know, we really don’t have a number about what we expect at this point in time. You know, we’ll work through it.

Unidentified Audience Member: (inaudible), regulated close the deal?

Terry Lundgren: Yes. I mean, we want to know. I mean, ultimately we want to know exactly what each market is looking for in that regard, and so we’ll work through them and ultimately figure out what the answer is. But again, I suspect we’ll all work intelligently together on this subject. Yes?

Unidentified Audience Member: (inaudible) retail environment, but is there evidence that (inaudible)?

Terry Lundgren: Yes, no question about it. I mean, today’s customer shops everywhere and when you consider the fact that 25 years ago, there was just no off the mall, or very little off the mall business, and today it’s in the hundreds of millions of dollars in terms of new competition.

I mean, obviously that’s very, very significant and so it’s very important that we take a step like this so that we can create a competitive model and begin to grow the sales at the rate that we expect we deserve to. And so, this is a very important subject for us to get competitive, be more competitive, and give more value to our customers. Let me go back here.

Unidentified Audience Member: (off-mic)

Terry Lundgren: Yes. That’s very possible. I think the freestanding home stores, I like the furniture model the best, not necessarily the total home store, but I like the furniture big ticket and our customers have proven that they will drive further off the mall, if you will, for a big ticket purchase of a furniture or rugs or a mattress or something of that expensive transaction for them.

So I think we, you know, that’s still important to us and over time, we will continue to look at opportunities to grow the freestanding furniture business, big ticket business (inaudible). Yes?

Unidentified Audience Member: What about the (inaudible) overlap? Have you identified how much it is at this point and what your plans are? What’s the impact on the national (inaudible)?

Terry Lundgren: Well, I mean, the nationally known vendors are important to us and they’re important to May and they’re important to other retailers as you know, Jean, but you know, they’re going to continue to be important to us. I mean, customers have clearly said what they like about our shopping experience is our brands. And they like the Macy’s brand.

They like the Bloomingdale’s brand. They like the brands within the store. So this will give us an opportunity to continue to work very closely with our important brand partners and continue to grow their business.

And I think, at least what they’ve said to me in the past, is that they feel particularly good about working with Federated and because we believe in brands and because we’re trying to continually sell fashions in our stores, and perhaps more than certain other stores. And so I think the brands are going to enjoy the opportunity to work with us and grow their business.

Unidentified Audience Member: (inaudible) something like (inaudible) million people (inaudible). One might presume that they’re not suit buyers (ph). I saw something else the other day that said, men over the age of 25 are buying suits (inaudible). Can you talk a little bit about demographic (inaudible) and what you see the future customer of Federated will look like?

Terry Lundgren: Yes. People have either heard me speak or (inaudible) certain quotes of mine know how passionately I feel about the young consumer, and Federated was one of the very first to embrace the street wear concept and really grow that business to a high number.

We also have reinvented our junior business, which is our teenager, it’s a teenage girl business in our stores and feel great about the environment that we’re creating there because we understand that she doesn’t want to walk by hosiery because she doesn’t even know what hosiery is. You know, she gets to her junior department and so we’re really trying to understand these customers and these young consumers in particular want their own insurance.

They want to go in the mall and they want to go out and they don’t want to have to experience – (inaudible), so they don’t want to experience going through the – traversing the store to get to just what they want and so I think (inaudible) is recognizing that and then second is, they can insure that you’re making it convenient for these young customers.

And then finally, of course, it’s always then been having the right product for them. We’re focused on it. We believe in the young businesses. We’ll continue to grow the young businesses as a high priority for us. And so because I believe this is our future customer.

They’re not our core customers, but they are the future customers because the teenage customer eventually will become a bride, at least a lot of them will, and when they do, that gives us, you know, gets us into the core of bridal registration and then ultimately, many of them will go on to have kids and that gets us into that business trend.

And then shortly after that day are right smack into the demographic of our core customers, so we think that department stores in the past have forgotten about this young consumer. And we believe that it’s important to nurture young talent within our organization and grow them up to ultimately be the leaders of our company. We believe the same about our young customers.

Unidentified Audience Member: (inaudible) more about the (inaudible). I understand that (inaudible)?

Terry Lundgren: Yes. Profit logic model matters are made to understand what that is, but it’s really a mark down optimization model that reads products, that determines how a product is selling and would suggest that you either mark down a product or reorder a product. And it’s really a science to the mark down process.

And we have the profit logic model at Bloomingdale’s and then in all of our Macy’s stores, we have what’s called 20/20, which is a version of profit logic and that same thing, the 20/20 stands for, it addresses the bottom 20%, the slowest selling 20% of your merchandise and causes you to (1) take the mark downs faster and get out of it.

And (2) is it tells you how much of a mark down. Instead of a formula, you just take 20% off when it does, when it slows, stop selling after five weeks. It might pay after three weeks. You’ve sold none. Get out of it. Take 50% off right now and then at the same time, it tells you the 20% that you should be looking to reorder.

It also forecasts what you have on order and you might be reordering some of the things that you’re marking down. So it’s just adding intelligence to the process and clearly, these would be tools that we would add to the main stores because we believe this will be very helpful to our mark down management over time. And most importantly, get us back into the best-selling merchandise. Yes?

Unidentified Audience Member: (inaudible). In what way (inaudible)?

Terry Lundgren: First of all, I do believe that it will grow comp store sales and I think this model that I mentioned that was focused on the customer in our particular four-customer lifestyles as Catherine, Julie, Aaron and Alice is buying for these lifestyle customers, will absolutely add value to the main model, first and foremost.

Secondly, I think the combination of working with May’s private brands and our private brands, I think some of their modern traditional type (ph) of brands may help venue to our stores, and I think some of our very successful brands will help them. So I think those will add growth.

And then finally, I think that the reinvent strategy that we’ve been working on for the last couple of years is an easy add-on to the many models (ph) and upgrading the fitting rooms. (inaudible) when we can get her in particular into a fitting room and it’s an attractive fitting room, and it’s a spacious fitting room and it’s easy to find and there’s 12 instead of one, you know, in a space that she’s not waiting in line, all of those things have worked beautifully.

And then when we put a seating area outside so that her significant other or her kids can watch the cartoon channel over here or watch the business news over here, that keeps her in the fitting room longer. And the longer we get her in the fitting room, the more business we do. I mean, there’s an absolute formula, guaranteed.

And so, you know, we’re doing things like that to reinvent the store and make the signing easier to see, understand, and to make sure that technology is added, the pricing is clearly understood in our stores. These are things we’re going to be able to add to the many miles (ph) that the customers will find confident. It’s helping us. It’s going to help them.

So these are some of the ideas and somebody mentioned earlier on the marketing. I mean imagine, you know, marketing, you know, the best brand name of all department stores, Macy’s brand name. I mean, who all has a movie called Miracle on 34th Street? Who else has a parade named after them?

You know, we have all of these great attributes about the Macy’s brand and yet, it’s not having been in so many cities across America. So this is going to really bring life to the Macy’s brand. So I’m a little excited about it. Yes?

Unidentified Audience Member: (inaudible) in some numbers, that there must be layoff numbers. You must know how many jobs are going to be (inaudible)?

Terry Lundgren: You know, I don’t know how many, but there are going to be layoffs. There are – there always are on a merger such as this. There will be duplicate functions and the duplicate functions will ultimately fare it out.

We’ll get the best people from their organization and try to put them into our own, and ultimately come up with an even better higher quality talent pool in our company. But clearly, there will be duplicative responsibilities in certain back office areas like credit and like a corporate office and the like, and there will be layoffs. I won’t hide from that subject.

The large majority of employees for they and for us is in the store’s organization and that’s arguably unaffected because we need people running and selling in our store’s organization. And so the large majority of people would be unaffected. But there will be some layoffs.

One more question.

Unidentified Audience Member: Do you have any idea how many (inaudible) in the St. Louis (inaudible) to New York or what (inaudible)? (inaudible) they might be here in the corporate office?

Terry Lundgren: No, I don’t. And I think in fairness, you know, we have to take the time, meet the people, meet the management, get their points of view, listen to them and ultimately make the right decisions, which we will. People are our very high priority in our company. We have a history in that regard of treating people well and we’ll do it in this transaction.

Thank you all very, very much. Two more. I’m sorry. There’s too many people. Two more questions. Here’s one and here’s the other.

Unidentified Audience Member: Two questions. Here’s one. Could you talk in kind of a broad dynamic about the reliance on couponing? And the other is, are you going to continue to have the same reliance on couponing at the store level?

One might conclude that if you’re going to expand your national brand in the advertising, that there might be a contraction (inaudible) global right now in advertising related to that. So if you could talk about that?

Terry Lundgren: All right. Couponing and then local versus national advertising. First of all, couponing. I think it’s been well documented that we continue to reduce the number of coupons used in our promotion, and the reason is if we’re trying to get down faster to the lowest possible price, the coupon is sometimes tricky.

And while ultimately it always gives good value, sometimes a customer doesn’t understand the value until they’re already checking out, and so we’re trying to simplify our pricing and we’re (ph) serving our customers, that’s one of the things that has come back to us. So the answer is yes, it’s a strategy that we’ll be cautious about.

We just won’t eliminate it because customers – many customers like the promotion and respond to it, but we would ultimately like to continue to move away from it and go straight to that great pricing, that great value and very direct so the customer understands it. In regard to national versus local marketing, we believe they are both important.

We couldn’t possibly just run our advertising in our complicated model just from one location. So the way we’ve organized ourselves is we have regional offices that are significant in marketing in all of our headquarters locations and they run all of the local marketing.

But the big ideas, the big national ideas, the big national TV ideas that will now come from this transaction, those will be driven on a national basis. That combination is what we think makes the most sense. And you have the last question.

Unidentified Audience Member: Some people have been trying to (inaudible) or to (inaudible) idea, and I was wondering what you’re going to be doing to address those (inaudible)?

Terry Lundgren: Well, I think – I’ve read those criticisms in the past, and all I can say is that about 40% of our apparel assortment and one-third of our entire assortments that we are offering today are not found in other stores.

There are either a combination of our own product brand or there are resource that are testing things with just our stores or they’re on a very limited distribution basis that because the supply is limited that they’re working with our stores. And when you add all that up, it’s about a third of the total stores today.

So a third of what we offer in these 200,000 square foot offerings, you can’t find anywhere else. It’s unique merchandise. And that’s – the customers love to find that. And so I don’t think that the argument in our case at least of the sameness message is a valid one anymore.

I think it was valid probably a few years ago, but I think today, for those who are in our stores, shopping in our stores, they are seeing merchandise that is exciting them and I think the best is yet to come on that story.

Thank you all very, very much.

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Federated and May, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Federated and May’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements contained in this document because of a variety of factors, including: the failure of Federated and May stockholders to approve the transaction; a significant change in the timing of, or the imposition of any government conditions or legal impediments to, the closing of the proposed transaction; the risks that the businesses will not be integrated successfully; the extent and timing of the ability to obtain revenue enhancements, cost savings and other synergies following the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs associated with the renovation and conversion of stores, manufacturer’s outlets, off-price and discount stores; general consumer spending levels, including the impact of the availability and level of consumer debt; and the effects of weather. Additional factors that may affect the future results of Federated and May are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.fds.com and www.maycompany.com, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY

WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) as well as other filed documents containing information about Federated and May at the SEC’s website (www.sec.gov). Free copies of Federated’s SEC filings are also available on Federated’s website at www.fds.com, or by request to Office of the Secretary, Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, OH 45202. Free copies of May’s SEC filings are also available on May’s website at www.maycompany.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Federated, May and their respective officers and directors and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from Federated or May’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Federated is available in its proxy statement filed by Federated with the SEC on April 15, 2004. Information regarding the officers and directors of May is available in its proxy statement filed by May with the SEC on April 22, 2004. More detailed information regarding the identity of potential participants and their direct and indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.